FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month March 2025 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On March 17, 2025, the Registrant Announces Recognition by
Northrop Grumman with Supplier Excellence Award

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 17, 2025	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Recognized by Northrop Grumman with Supplier
Excellence Award

MIGDAL HAEMEK, Israel, March 17, 2025 – Northrop Grumman Corporation (NYSE:NOC) has recognized Tower Semiconductor as one of its top supplier partners during the company’s Supplier Excellence Awards Ceremony held recently.

“Tower Semiconductor has supported Northrop Grumman in delivering technologies that enhance national security for the U.S. and our allies,” said Ken Brown, Vice President, Enterprise Global Supply Chain, Northrop Grumman. “The high-quality performance, dedication and partnership of our supplier teams drive operational excellence to ensure warfighters have next generation advantages in advanced weapons, aircraft, missile defense and space.”

Recognized for Performance Excellence, Tower Semiconductor is instrumental in supporting Northrop Grumman with delivering innovative and cost-effective military and security solutions to give its customers a competitive advantage in a complex field.

“It is an honor to once again receive the Northrop Grumman Supplier Excellence Award. This recognition underscores Tower Semiconductor’s unwavering commitment to delivering exceptional quality, reliability, and service to our Aerospace & Defense customers,” said Mike Scott, Sr. Director and General Manager of Aerospace & Defense Business Unit, Tower Semiconductor. “We take great pride in supporting Northrop Grumman and the broader defense community with our advanced technologies, manufacturing capabilities and dedicated A&D organization.”

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), photonics, and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns one operating facility in Israel (200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, shares a 300mm facility in Agrate, Italy with STMicroelectronics as well as has access to a 300mm capacity corridor in Intel’s New Mexico factory. For more information, please visit: www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Tower Semiconductor Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Investor Relations Contact: Liat Avraham | +972-4-6506154 | liatavra@towersemi.com